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April 17, 2008

VIA EDGAR
---------
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      The Gabelli Global Multimedia Trust Inc.
         (Investment Company Act File No. 811-08476)
         Response to Staff Comments
         --------------------------------------------
Ladies and Gentlemen:

On behalf of The Gabelli Global Multimedia Trust Inc. (the "Fund"), please find responses to comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission ("SEC") in a telephone conversation on April 9, 2008 to David James of PFPC Inc. regarding the Preliminary Proxy on Schedule 14A, which the Fund filed on April 2, 2008.

For the convenience of the Staff, comments provided during the telephone conversation are set out below. We have discussed the Staff's comments with representatives of the Fund. The Fund's responses to the Staff's comments are set out immediately under the comment. The Definitive Proxy on Schedule 14A filed herewith reflects changes made in response to the comments, as well as certain other changes.

(1) COMMENT: In the second paragraph on page 1 of the proxy, please provide an estimate of the total solicitation fee to be paid to the proxy solicitor.

         RESPONSE:         The requested disclosure has been included.

(2) COMMENT: Although worded differently, the third sentence in the last paragraph on page 1 and the last sentence of the same paragraph appear to be redundant. If so, please remove one of the sentences.

         RESPONSE:         One of the sentences has been removed as requested.

(3) COMMENT: Page 6 of the proxy discloses that Messrs. Colavita and Pustorino each own less than 1% of the common stock of The LGL Group, Inc. Please provide an explanation on how this affects their status as "non-interested" Directors.


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Securities and Exchange Commission
April 17, 2008

         RESPONSE: We have been advised that this matter was reviewed several years ago by the general counsel of the Fund's investment adviser and secretary of the Fund and by Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), which serves as fund counsel to several funds in the Gabelli/GAMCO fund complex. At the time it was concluded that the ownership of shares of LGL Group by Messrs. Colavita and Pustorino does not affect their status as "non-interested" directors under Section 2(a)(19) of the Investment Company Act. Fund officers and Skadden have re-examined this question in connection with your comments and have come to the same conclusion for the reasons set forth below.

         LGL Group is a publicly traded company of which Mario Gabelli, the controlling person of GAMCO Investors, Inc. (which controls the adviser to the Fund in question), beneficially owns approximately 17% of the outstanding common stock. Mr. Gabelli may be deemed to control LGL Group. As disclosed in the subject footnote, Messrs. Colavita and Pustorino own 1,334 and 3,084 shares, respectively, of LGL Group, in each case constituting substantially less than 1% of the outstanding common stock of LGL Group. These shares have a market value as of December 31, 2007 of $9,071 and $20,971, respectively.

         Section 2(a)(19) defines the term "interested person" of a registered fund. Such definition includes interested persons of the Fund's investment adviser. However, none of the subsections of this definition apply to the facts described above. First of all, Section 2(a)(19)(A) is clearly inapplicable to the situation unless the individuals are interested persons of the Fund's investment adviser (they do not have a principal underwriter) under Section 2(a)(19)(A)(iii). Section 2(a)(19)(B), which defines interested persons of a fund's investment adviser, has several subsections. Only two, subsections (B)(i) and B(iii), deal with ownership of securities. Subsection (B)(i), dealing with affiliated persons, does not apply because neither Mr. Colavita nor Mr. Pustorino owns any securities issued by the Fund's investment adviser and so cannot be an affiliated person of the investment adviser on account of securities ownership. Subsection (B)(iii) does not apply because it refers only to direct or indirect beneficial interests in securities issued by the investment adviser or any "controlling" person of the investment adviser. LGL Group is not a "controlling" person of the investment adviser, rather it may at most be deemed to be under common control with the investment adviser.

         Subsection (B)(vii) provides a catch-all definition of "interested person" to cover any person that the SEC has found by order to be an "interested person" by reason of having had in the recent past a material business or professional relationship with the fund's investment adviser or a controlling person of such investment adviser. The SEC, needless to say, has not issued such an order. More importantly, there would be no basis for issuing such an order. First of all, the ownership of stock in a public company cannot constitute a business or professional relationship with anyone. Second, ownership by Mr. Colavita of $9,071 or by Mr. Pustorino of $20,971 of the stock of any company is immaterial to each of them, in each case constituting substantially less than 1% of his net worth.

         Holding an official position with such a company, such as being an independent director, leads to the same result. Not only would such a relationship also require an order of the SEC finding a person occupying such status to have a material business or professional relationship with the investment adviser or a controlling person, but such an order would have to overcome the implication from other statements of Congress and the staff that situations in which the benefits flow from the individual to the adviser or its

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Securities and Exchange Commission
April 17, 2008

controlling person do not ordinarily give rise to "interested person" issues. Thus, Congress has indicated that a brokerage account with the adviser would not be an issue and the staff has similarly indicated that an investment advisory relationship is not one that would ordinarily give rise to interested person issues. SEE Senate Committee on Banking and Currency, Investment Company Amendments Act of 1970, S. Rep. No. 184, 91st Congress, 2d Sess. 1970, reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4927-4929, and SEC Rel. No. JC-24083 (10/14/99).

(4) COMMENT: Although not required to be disclosed, please inform the Staff on whether any Audit Committee member has been determined to be an Audit Committee Financial Expert ("ACFE").

         RESPONSE:         At a meeting held on February 28, 2008, Mr. Pustorino
was determined to be the ACFE for the Fund.

(5) COMMENT: The last two sentences of the paragraph that begins with "Discussion of Policy Regarding Borrowing Money" under Proposal 2 on page 12 of the proxy states that reverse repurchase agreements are not considered by the SEC to be senior securities. Please provide an explanation of the rationale for this position. Does the fact that the Fund will segregate cash or liquid securities in an amount necessary to pay the obligation not make them senior securities?

         RESPONSE: The SEC has advised that it would not consider a financial instrument, such as reverse repurchase agreement, to constitute a senior security if the fund in question were to establish a segregated account and maintain in the account cash and liquid securities in an amount to collateralize the obligation under the financial instrument. SEE Investment Company Act Release No. 10666 (Apr. 18, 1979).

Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-2000 or Rose F. DiMartino at (212) 728-8000.

Very truly yours,

/s/ David Joire

David Joire

cc: Laura E. Hatch, Division of Investment Management, SEC Bruce N. Alpert, The Gabelli Global Multimedia Trust Inc. Agnes Mullady, The Gabelli Global Multimedia Trust Inc. Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP